Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

06010117

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SEC MAIL PROCESSING RECEIVED JAN 05 2006 WASH. D.C. 213 SECTION

Our Ref: LB/CS/24/3

Your Ref: 82-2782

SUPPL

30 December 2005

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 30 December 2005.

- Sharesave Grant

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

dlw 1/9

Registered Office

Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Sharesave Grant
Released	13:26 30-Dec-05
Number	PRNUK-3012

Kelda Group plc today announced that options over 757,210 ordinary shares of 15 5/9 pence exercisable at 588.0 pence per share were granted on 30 December 2005 in accordance with the Company's Sharesave Scheme. The options will be exercisable normally between 2009 and 2011. No options were granted to Directors of Kelda Group plc.

For additional information contact:

Stuart McFarlane (Deputy Company Secretary)

01274 804159

END

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